SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 8)

GFI Group Inc.

(Name of Subject Company)

GFI Group Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

361652209

(CUSIP Number of Class of Securities)

Christopher D’Antuono, Esq.

General Counsel

GFI Group Inc.

55 Water Street

New York, New York 10041

(212) 968-4100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Jeffrey R. Poss, Esq.

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

212-728-8000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by GFI Group Inc., a Delaware corporation (“GFI”), with the Securities and Exchange Commission (the “SEC”) on November 4, 2014, relating to the tender offer (as amended through the date hereof) by BGC Partners, L.P., a Delaware limited partnership (“Purchaser”) and an operating subsidiary of BGC Partners, Inc., a Delaware corporation (“BGC”), to purchase all outstanding shares of GFI’s common stock, par value $0.01 per share (the shares of GFI’s common stock being referred to as the “Shares”), for $6.10 per Share, net to the seller in cash, without interest and less any required withholding taxes.

Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

Item 2.                                 Identity and Background of Filing Person.

Item 2 of the Statement is hereby amended and supplemented by deleting the first paragraph of the section entitled “Tender Offer” and replacing it with the following:

This Statement relates to the unsolicited tender offer by BGC Partners, L.P., a Delaware limited partnership (“Purchaser”) and an operating subsidiary of BGC Partners, Inc., a Delaware corporation (“BGC”), to purchase all outstanding Shares for $6.10 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 22, 2014 (the “Offer to Purchase”) and the accompanying Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) included as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2014 by Purchaser and BGC (as amended by Amendment No.1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14 and Amendment No. 15 to Schedule TO filed with the SEC on November 12, 2014, November 19, 2014, November 20, 2014, December 10, 2014, December 19, 2014, January 7, 2015, January 9, 2015, January 14, 2015, January 15, 2015, January 20, 2015, January 21, 2015, January 22, 2015, January 29, 2015, February 3, 2015 and February 4, 2015, respectively, by Purchaser and BGC, together with exhibits thereto, the “Schedule TO”). The Offer was initially scheduled to expire at 12:00 midnight, New York City time, at the end of the day on November 19, 2014. On November 20, 2014, Purchaser extended the expiration of the Offer until 5:00 p.m., New York City time, on December 9, 2014. On December 9, 2014, Purchaser further extended the expiration of the Offer until 5:00 p.m., New York City time, on January 6, 2015. On January 7, 2015, Purchaser further extended the expiration of the Offer until 5:00 p.m., New York City time, on January 27, 2015. On January 15, 2015, Purchaser further extended the expiration of the Offer until 5:00 p.m. New York City time on January 29, 2015. On January 20, 2015, Purchaser further extended the expiration of the Offer until 5:00 p.m. New York City time on February 3, 2015.  On February 4, 2015, Purchaser further extended the expiration of the Offer until 5:00 p.m. New York City time on February 19, 2015, unless further extended.

Item 3.                                 Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Statement is hereby amended and supplemented by adding the following immediately after the last paragraph under the heading “CME Merger Agreement” in the section entitled “CME Transaction”:

On January 30, 2015, GFI and CME terminated the CME Merger Agreement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 (as amended, the “Amended CME Merger Agreement”).

Item 3 of the Statement is hereby amended and supplemented by adding the following immediately after the last paragraph under the heading “JPI Merger Agreement and IDB Purchase Agreement” in the section entitled “CME Transaction”:

On January 30, 2015, CME and New JPI terminated the JPI Merger Agreement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 (as amended, the “Amended JPI Merger Agreement”).  That same day, IDB Buyer and Merger Sub 2 determined to terminate the IDB Purchase Agreement, as amended by Amendment No. 1 and Amendment No. 2 (as amended, the “Amended IDB Purchase Agreement”).

Item 3 of the Statement is hereby amended and supplemented by deleting the first three sentences of the first paragraph under the caption “Shares Held by Non-Employee Directors and Executive Officers of GFI” in the section entitled “Arrangements with Current Executive Officers and Directors of GFI” and replacing it with the following:

As a group, the non-employee directors and executive officers of GFI beneficially owned an aggregate of approximately 49,420,882 Shares as of December 2, 2014, excluding any Shares issuable upon settlement of RSUs held by such individuals. If GFI’s non-employee directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, then they would receive the same $6.10 per Share price being offered to all other GFI stockholders in connection with the Offer. If the non-employee directors and executive officers were to tender all of the 49,420,882 Shares owned by them for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser for $6.10 per Share, then the non-employee directors and executive officers would collectively receive an aggregate amount of approximately $301,467,380 in cash.

Item 3 of the Statement is hereby amended and supplemented by deleting the second paragraph under the caption “Shares Held by Non-Employee Directors and Executive Officers of GFI” in the section entitled “Arrangements with Current Executive Officers and Directors of GFI” and replacing it with the following:

The following table sets forth, as of December 2, 2014, the cash consideration that each non-employee director and executive officer of GFI would be entitled to receive in respect of his or her outstanding Shares if such individual were to tender all of his or her outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares	Consideration Payable in Respect of Shares
Michael Gooch(1)(2)	46,806,417	$285,519,144
Colin Heffron(3)	1,307,985	$7,978,709
Ronald Levi	812,952	$4,959,007
James Peers(4)	187,759	$1,145,330
Marisa Cassoni	181,436	$1,106,760
Frank Fanzilli	76,268	$465,235
Richard Magee	36,391	$221,985
Thomas Cancro	11,674	$71,211
All executive officers and directors as a group	49,420,882	$301,467,380

Item 3 of the Statement is hereby amended and supplemented by deleting the reference to the per Share price of $5.45 in the first paragraph under the caption “Equity-Based Awards Held by Non-Employee Directors and Executive Officers of GFI” in the section entitled “Arrangements with Current Executive Officers and Directors of GFI” and replacing it with $6.10.

Item 3 of the Statement is hereby amended and supplemented by deleting the first and second bullet under the caption “Equity-Based Awards Held by Non-Employee Directors and Executive Officers of GFI” in the section entitled “Arrangements with Current Executive Officers and Directors of GFI” and replacing it with the following:

•                  RSUs Held by Non-Employee Directors.  This discussion assumes that each RSU held by GFI’s non-employee directors immediately before the consummation of the Offer will be accelerated in connection with the Offer and converted into Shares, and that the non-employee directors will be entitled to receive $6.10 per Share in respect of such Shares. As of December 2, 2014, Messrs. Fanzilli and Magee and Ms. Cassoni, the current non-employee directors of GFI, held 17,249, 12,449 and 42,576 RSUs, respectively. Based on the per Share price to be paid in the Offer of $6.10 per Share, the value of such RSUs for each of Messrs. Fanzilli and Magee and Ms. Cassoni was $105,219, $75,939, and $259,714, respectively.

•                  RSUs Held by Executive Officers.  The vesting of RSUs held by GFI’s executive officers will not accelerate in connection with the Offer unless so determined by the Compensation Committee of the Board or as otherwise provided in an individual employment or service agreement. This discussion assumes that each

RSU held by GFI’s executive officers immediately before the consummation of the Offer will be accelerated in connection with the Offer and converted into Shares, and that the executive officers will be entitled to receive $6.10 per Share in respect of such Shares. As of December 2, 2014, Messrs. Gooch, Heffron, Peers, Levi and Cancro, the current executive officers of GFI, held 210,321, 856,104, 254,564, 379,058 and 29,502 RSUs, respectively. Based on the per Share price to be paid in the Offer of $6.10 per Share, the value of such RSUs for each of Messrs. Gooch, Heffron, Peers, Levi and Cancro was $1,282,958, $5,222,234, $1,552,840, $2,312,254 and $179,962, respectively.

Item 3 of the Statement is hereby amended and supplemented by deleting the third paragraph in the section entitled “Potential Severance Benefits Under Executive Officer Employment Agreements” and replacing it with the following:

Mr. Peers.  If Mr. Peers is terminated without cause, he is entitled to receive continued salary payments for a period of up to twelve months, less any portion of such period in which he is not required to work, and an amount in lieu of discretionary bonus equal to the average annual bonus (including cash and any equity component) earned by Mr. Peers during the two most recently completed fiscal years preceding the year in which employment is terminated. Assuming Mr. Peers’ employment was terminated without cause on December 2, 2014, Mr. Peers would have been entitled to receive approximately $500,000 in base salary continuation (assuming he were required to work during the entire period) and approximately $577,056 in lieu of a discretionary bonus. Mr. Peers’ agreement also provides him with the following severance benefits if his employment were to be terminated without cause or by reason of his death or permanent disability within one year following the consummation of the Offer where the Minimum Tender Condition has been met, or if he were to terminate his employment for good reason following the consummation of the Offer where the Minimum Tender Condition has been met within twelve months after the occurrence of the good reason event: a payment in an amount equal to twelve months base salary (with an approximate value of $500,000 assuming a termination on December 2, 2014, half payable in a lump sum and half payable in salary continuation for six months); the cost of continued health and dental insurance coverage for six months or, if earlier, until he secures new employment (with an approximate value of $10,220 based on the cost of such benefits during 2014 and assuming a termination on December 2, 2014); accelerated vesting of any unvested deferred cash, restricted stock units or other equity interests (additional disclosure regarding the value of accelerated vesting of Mr. Peers’ unvested equity awards is included in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of GFI—Equity-Based Awards Held by Non-Employee Directors and Executive Officers of GFI” above and “Item 8. Additional Information—Information Regarding Golden Parachute Compensation” below); and an amount in lieu of discretionary bonus equal to the average annual bonus (including cash and any equity component) earned by Mr. Peers during the two most recently completed fiscal years preceding the year in which such employment is terminated (with an approximate value of $577,056 assuming a termination on December 2, 2014). Mr. Peers’ agreement provides that the payment of severance benefits is conditioned upon the execution and non-revocation of a release of claims. Mr. Peers’ agreement requires that, during the term of his employment and for a period of twelve months following his termination, he abide by certain non-competition, nondisclosure and employee/customer non-solicitation covenants, and that, during the term of his employment and for a period of nine months following his termination, he abide by certain non-competition covenants (subject to reduction by any number of weeks that Mr. Peers is placed on leave in advance of his termination).

Item 4.                                  The Solicitation or Recommendation.

Item 4 of the Statement is hereby amended and supplemented by deleting the second and third sentences in the third paragraph in the section entitled “Recommendations of the Special Committee and the Board”.

Item 4 of the Statement is hereby amended and supplemented by deleting the words “and (ii) vote “FOR” adoption of the CME Merger Agreement and each of the other proposals presented to GFI stockholders in the Proxy Statement/Prospectus” in the first sentence in the fourth paragraph in the section entitled “Recommendations of the Special Committee and the Board”.

Item 4 of the Statement is hereby amended and supplemented by adding the following immediately after the last paragraph of the section entitled “Background of the Offer”:

On January 27, 2015, Mr. Gooch, in his capacity as controlling stockholder of JPI, a 36%+ stockholder of GFI, issued a press release containing an open letter to GFI stockholders advising them to reject the Offer and not tender their Shares to BGC pursuant to the Offer. The text of the letter to GFI stockholders was as follows:

Michael Gooch
c/o Jersey Partners Inc.
569 Middle Road
Bayport, NY 11705

January 27, 2015

To My Fellow GFI Stockholders:

I write in my capacity as the controlling stockholder of Jersey Partners Inc. (“JPI”), a 36%+ stockholder of GFI Group Inc. (“GFI”).

CME Group Inc. (“CME”) is offering GFI stockholders $5.85 per share in a consensual, tax-efficient merger transaction that is ready to close (the “CME Merger”).  BGC Partners, Inc. (“BGC”), on the other hand, has made a highly conditional hostile tender offer to acquire all the outstanding shares of GFI’s common stock for $6.10.  You can opt for a “bird in the hand” with CME, or hold out for “BGC in the bush.”

As part of the CME Merger, Colin Heffron, Nick Brown and I are buying GFI’s interdealer brokerage business (the “IDB Business”) for approximately $287 million.  We are also taking on approximately $82 million in deferred compensation owed to GFI employees, bringing the total consideration we are paying to approximately $369 million.  Furthermore, the management consortium has made additional financial and commercial commitments to CME that are designed to maximize value for GFI shareholders.

The $5.85 price that will be paid for your shares as part of the CME Merger—which has received all the necessary regulatory approvals to close and is on the table for your vote this coming Friday—implies a market cap of $743 million for GFI.  That is an 88% premium compared to GFI’s share price on July 29, 2014, the day before the initial announcement of the CME Merger.

Colin, Nick and I will be paid only $4.44 for each of our GFI shares being sold through JPI.  By taking this reduced sale price—and passing up a substantial portion of the premium that you and the other GFI stockholders will receive in the CME Merger—we have improved the value for all of GFI’s stockholders.

My ex-wife, Diane Gooch, is a significant stockholder of GFI (through JPI) and is also willing to take a reduced sales price for her more than 15 million shares.  She is not part of the group purchasing the IDB Business, and her financial interests are completely aligned with yours, but she has agreed to accept just $5.46 for each of her GFI shares that will be sold through JPI.  That is her vote of confidence in the CME Merger and shows how much she wants to see the CME Merger close.

While we are willing to take these significantly reduced sales prices in order for GFI stockholders to maximize the value of their shares, BGC’s commitment to a deal remains unclear.  After five-and-a-half months of negotiations with GFI’s Special Committee, BGC still has not signed a non-disclosure agreement with the standard no-solicitation, no-poach, and no-hiring conditions necessary to protect GFI from a raid on its employees.  As a result, I believe BGC’s hair trigger conditionality is unlikely to be satisfied given its inability to do due diligence without such a customary NDA in place.

BGC’s tender offer remains highly conditional.  Most notably, BGC’s offer is conditioned on the current GFI board voluntarily handing over board control to BGC if BGC receives tenders for as little as 45% of GFI’s outstanding shares.  That 45% represents less than 41% of the outstanding shares of GFI on a fully diluted basis. By comparison, JPI and other insiders and employees own or are entitled to more than 44% of the fully diluted share count once restricted stock units are factored in. In my opinion, it is not appropriate for BGC to get control of two-thirds of GFI’s board seats in these circumstances.

BGC’s tender offer is also subject to (among other things) an impairment condition that cannot be satisfied without due diligence.  Given BGC’s refusal to sign an NDA, it cannot begin due diligence and its impairment condition therefore cannot be satisfied.  In my opinion, this effectively represents a due diligence out from its obligation to close its tender offer.

To be clear, even if 45% of GFI’s shares (or more) are tendered to BGC next week, the tender offer is still subject to many other conditions, such as the impairment condition, which will remain unsatisfied.  So even if BGC reaches the 45% tender threshold, there is no assurance or guarantee that you will receive $6.10 for your shares.

Fortunately, GFI stockholders have an extremely compelling alternative to the highly conditional BGC offer: the pending transaction with CME which will benefit ALL GFI stockholders.  By choosing the tax-efficient CME transaction that offers you the right to elect cash and/or CME shares totaling $5.85 per share rather than BGC’s hostile, fully taxable conditional tender offer, you will avoid being stuck in limbo for a significant period of time—and possibly indefinitely—while waiting for the material conditions of BGC’s tender offer to be satisfied.

I urge you to vote in favor of the CME Merger so that all GFI stockholders can receive the tax-efficient $5.85 per share in merger consideration.  I also urge you not to tender your shares to BGC or vote against the CME Merger.  Doing so is a vote for uncertainty and against your own financial interests.

I thank you for your continued support.

Sincerely,
Michael Gooch

Later that day, JPI, Mr. Gooch and certain affiliated entities filed a Solicitation/Recommendation Statement under Section 14(d)(4) of the Exchange Act on Schedule 14D-9, which included the foregoing letter and recommended that GFI stockholders not tender their Shares.

On January 28, 2015, BGC and the Purchaser delivered to GFI a revised offer letter, dated January 28, 2015 (the “January 28 Offer Letter”), together with a revised Tender Offer Agreement executed by BGC and the Purchaser (the “January 28 Tender Offer Agreement”).  That same day, BGC and Purchaser issued a press release containing a letter to GFI stockholders advising them to vote against the CME Transaction and tender their Shares into the Offer. The full text of the letter is as follows:

PROTECT THE VALUE OF YOUR INVESTMENT IN GFI

VOTE AGAINST THE INFERIOR $5.85 CME-GFI MANAGEMENT STOCK AND CASH TRANSACTION

TENDER YOUR SHARES TO RECEIVE BGC’S SUPERIOR $6.10 PER SHARE ALL-CASH OFFER

January 28, 2015

Dear Fellow GFI Shareholder:

We urge you to protect the value of your investment in GFI Group by voting AGAINST all of the proposals at the special meeting of GFI shareholders scheduled for January 30t h.

In a final desperate attempt to protect their conflicted and self-interested transaction, GFI management is asking you to accept $5.85 per share in cash and stock, which is $0.25 less than BGC’s $6.10 all-cash offer. They want you to accept this obviously lower value for your shares in order for GFI management to purchase the brokerage business and realize the tax benefits that accrue almost entirely to them. In contrast, BGC’s $6.10 per share fully financed, all-cash tender offer provides ALL GFI shareholders the opportunity to realize superior value and immediate liquidity at closing and is free of the conflicts of interest in the CME-GFI management buyout proposal.

Time is short. We urge you to use BGC’s GOLD proxy card TODAY to vote AGAINST the CME-GFI management transaction by telephone or by Internet. You may also vote “against” all proposals using the proxy materials provided by GFI. In addition to your vote AGAINST the proposed CME-GFI management transaction, we also urge you to tender your shares into our clearly superior offer of $6.10 per share to receive the higher value to which you are entitled.

As you make your decision, consider the following important facts regarding BGC’s offer:

•                                          Substantial Premium. BGC’s all-cash offer of $6.10 per share represents a premium of $0.25, or approximately 4%, to the $5.85 per share stock and cash offer from CME and GFI management and a premium of more than 96% to the price of GFI shares on July 29, 2014, the last day prior to the announcement of the original CME-GFI management transaction.

•                                          Both Leading Independent Proxy Advisory Firms Support BGC by Recommending Against CME-GFI Management Proposal. Leading independent proxy advisory services firms, Institutional Shareholder Services (“ISS”) and Glass, Lewis & Co., LLC (“Glass Lewis”), both recommend that GFI shareholders vote AGAINST the CME-GFI management transaction.

In a report, ISS highlighted the fact that the CME offer is “economically inferior” to BGC’s offer and recommended that “shareholders should vote AGAINST the proposed transaction on its current terms….and, if that offer does not improve to at least parity with the BGC bid, tender into the BGC offer instead.” Separately, Glass Lewis cited the “flawed and conflicted” nature of the process undertaken by the GFI board in making its recommendation that shareholders vote AGAINST the proposed CME-GFI management transaction.

•                                          Committed to Closing. BGC first began acquiring shares of GFI more than a year before the CME-GFI management deal was announced. Since that announcement, we have dedicated significant time, energy, and capital, which demonstrate an unwavering commitment to completing our tender offer. BGC has received all the necessary regulatory approvals required to complete the proposed transaction and our $6.10 per share all-cash offer is superior to the $5.85 stock and cash offer from CME and GFI management.

GFI’S BOARD HAS FAILED TO ACT IN THE BEST INTEREST OF SHAREHOLDERS

VOTE AGAINST THE CME-GFI MANGMENT TRANSACTION TODAY

TENDER YOUR SHARES TODAY

The actions of the GFI board have demonstrated remarkably poor corporate governance and raise serious questions with respect to their fiduciary obligations to GFI shareholders. In one key instance, upon review of BGC’s January 20 offer letter and tender offer agreement, the Special Committee of the GFI board (who are all outside directors) made the determination that BGC’s offer “could reasonably be expected to lead to a superior proposal” and requested that GFI convene a meeting of the full board to act on the recommendation. Following that determination and request, the full board — including GFI management — failed to act on this request to even convene a meeting by the deadline of the offer and, when they finally did meet, chose to ignore the recommendation of the Special Committee. Simply put, GFI’s board has the ability to take action in respect of our clearly superior offer, but has purposely failed to do so.

In addition to offering GFI shareholders superior value, we have made numerous attempts at constructive dialogue to reach a negotiated agreement with GFI’s Special Committee. The full GFI board, under the influence of conflicted insiders, has derailed any attempt at a negotiated transaction by failing to agree to an ordinary NDA agreement, and by insisting that BGC sign long-term, no-poach agreements that only serve to benefit GFI management in their attempt to purchase the wholesale brokerage business at a discounted rate. Nonetheless, we have made it clear that we are comfortable proceeding without further due diligence because of our detailed knowledge of the financial brokerage business, so long as GFI management does not take any interim steps to materially damage the business.

We believe the priorities of GFI’s management and board are in conflict with those of all of GFI’s shareholders. We urge you to vote AGAINST the CME-GFI management transaction today and tender your shares in favor of the superior BGC offer to protect the value of your investment. If you need any assistance voting or tendering your shares, please call Innisfree M&A Incorporated, toll-free at 888-750-5884.

Thank you for your support,

Howard W. Lutnick

Chairman and CEO

Shaun D. Lynn

President

On January 29, 2015, Mr. Gooch, in his capacity as controlling stockholder of JPI, issued a press release containing a follow up letter to GFI stockholders urging them not to tender their shares to BGC.  The full text of the letter is as follows:

Michael Gooch
c/o Jersey Partners Inc.
569 Middle Road
Bayport, NY 11705

January 29, 2015

To My Fellow GFI Stockholders:

I write once again in my capacity as the controlling stockholder of Jersey Partners Inc. (“JPI”), a 36%+ stockholder of GFI Group Inc. (“GFI”).

CME Group Inc. (“CME”) is offering GFI stockholders $5.85 per share in a consensual, tax-efficient merger transaction that is ready to close (the “CME Merger”) and provide you with immediate liquidity.  BGC Partners, Inc. (“BGC”), on the other hand, has made a highly conditional hostile tender offer to acquire all the outstanding shares of GFI’s common stock for $6.10 that may not close anytime soon, if ever, and quite possibly at a lower price than the $6.10 they advertise now.

I urge you NOT TO BE FOOLED by BGC’s continued insistence on ignoring the conditionality of its offer.  BGC continues to have no legal obligation to buy your shares at $6.10 per share, at any other price, or at all.  I write to you hopefully one last time before the vote at tomorrow’s special meeting of stockholders in order to highlight the benefits of the CME transaction and point out the key deficiencies in what BGC has proposed.

Contrary to BGC’s public pronouncements, BGC still has not signed a non-disclosure agreement with the standard no-solicitation, no-poach, and no-hiring conditions necessary to protect GFI from a raid on its employees.  All BGC has indicated a willingness to agree to is a shorter nondisclosure agreement than the one CME agreed to, and a half-baked non-solicitation covenant (also considerably shorter in duration than CME agreed to) binding only Howard Lutnick (BGC’s Chairman) and Shaun Lynn (BGC’s President), thus leaving the rest of BGC’s management and employees free to poach our staff at will.

BGC has stated their tender offer is not subject to a due diligence condition.  In fact, BGC’s tender offer is subject to (among other things) impairment conditions that cannot be satisfied without BGC completing due diligence — a back door due diligence condition by any other name.  However, given BGC’s refusal to sign an NDA on customary terms and on terms explicitly required under the CME merger agreement, it cannot begin due diligence and its impairment conditions therefore cannot be satisfied.  In my opinion, they are setting up their own conditions to fail in order to leave themselves room to re-trade on price or, worse, not close or pay you for your shares.

BGC says their offer to acquire 100% of the outstanding GFI shares (and assume all of GFI’s liabilities) is fully financed, but neither their balance sheet nor their publicly disclosed financing in connection with their hostile tender offer demonstrates the accuracy of their claim.

BGC continues to demand 2/3 of GFI’s board of directors even though their minimum tender is for only 45% of GFI’s outstanding shares. This is an audacious, off-market demand.  As a result, a material condition to BGC’s tender offer — therefore a key to whether or not you will ever receive their advertised $6.10 per share — cannot be satisfied.  And yet they continue to lead you to believe that their offer on its existing terms is ready and able to close.

BGC uses language in their press releases designed to give you the impression that if you tender on February 3rd you are getting “immediate liquidity”. This is clever wordsmithing; they say “immediate liquidity at closing”, but

“closing” could be months from now, a year from now or maybe never, and in any event may be at a lower price than $6.10.

Make the smart choice.  By choosing the tax-efficient CME transaction that offers you the right to elect cash and/or CME shares totaling $5.85 per share — immediate liquidity — rather than BGC’s hostile, fully taxable conditional tender offer, you will avoid being stuck in limbo for a significant period of time — and possibly indefinitely — while waiting for the material conditions of BGC’s tender offer to be satisfied, if ever.

I reiterate that you have the option of “a bird in the hand or waiting for a BGC in the bush”.

I urge you to vote in favor of the CME Merger so that ALL GFI stockholders can receive the tax-efficient $5.85 per share in merger consideration.  I also urge you not to tender your shares to BGC or vote against the CME Merger.  Doing so is a vote for uncertainty and against your own financial interests.

I thank you for your continued support.

Sincerely,
Michael Gooch

On January 30, 2015, GFI held the special meeting of GFI stockholders (the “Special Meeting”) to approve the Amended CME Merger Agreement and other related matters.  The preliminary results from the Special Meeting indicated that GFI stockholders did not approve the Amended CME Merger Agreement.

Later that day, the Board met to discuss the results of the Special Meeting.  Based on the results, the Board determined, by a majority vote of the directors upon the recommendation of the Special Committee, to terminate the Amended CME Merger Agreement, the Amended JPI Merger Agreement and the Amended IDB Purchase Agreement.  At the meeting, the Board also determined to explore strategic alternatives, including, among others, joint ventures, mergers and/or acquisitions, with any and all interested parties in order to maximize stockholder value.

Later that day, the respective parties mutually terminated the Amended CME Merger Agreement, the Amended JPI Merger Agreement and the Amended IDB Purchase Agreement.  GFI and CME then issued a joint press release announcing the mutual termination of the GFI Merger Agreement and the related agreements and the Company issued a press release announcing that the Board will explore all strategic alternatives in an effort to maximize value for all stockholders.

Also on January 30, 2015, representatives of BGC and GFI met and discussed the announcement of the termination of the CME Transaction and other related matters.

On February 2, 2015, GFI issued a press release in which the Board continued to urge GFI stockholders to take no action on the Offer at this time and issued a letter to GFI employees that included the Board’s continued recommendation against the Offer.

Later that day, the Board met and had extensive discussions regarding certain potential strategic transactions.  At the meeting, the Board authorized management to engage in discussions with third parties and to further explore these potential transactions.

Also on February 2, 2015, BGC and Purchaser issued a press release urging GFI stockholders to tender their Shares into the Offer.

On February 2 and February 3, 2015, representatives of BGC and GFI discussed the possibility of a consensual transaction providing GFI stockholders with $6.10 per Share.

On February 2 and February 4, 2015, the members of the Special Committee informed GFI management that they did not agree with the majority of the members of the Board in the determination to continue to urge GFI stockholders to take no action on the Offer at this time and to the issuance of the February 2 press release reflecting such position.  Subsequently, on February 4, 2015, litigation counsel to the Special Committee, without prior notice to GFI management or the full Board, informed certain plaintiffs’ counsel in the litigation matters described in Item 8 in the section entitled “Litigation” that, inter alia, the members of the Special Committee did not approve the issuance of the February 2 press release.

Item 4 of the Statement is hereby amended and supplemented by deleting the captions “The CME Merger will allow GFI stockholders to realize potential long-term value.” and “Other factors.” and the paragraphs under such captions in the section entitled “Reasons for Recommendations  of the Special Committee and the Board” and replacing it with the following:

The Board has authorized the exploration of all strategic alternatives.

The Board is willing to explore all potential strategic alternatives with any and all interested parties to maximize shareholder value for all shareholders. These alternatives could include, among others, joint ventures, mergers and/or acquisitions. GFI has been approached by parties expressing interest in exploring transactions that could include a potential sale of GFI.  The Board has authorized GFI management to explore these potential transactions as well as to engage in discussions with other parties that could lead to other potential transactions.  The Board has not made a determination to enter into any transaction at this time or in the future, and there can be no assurances that any such transaction can or will be completed.  GFI does not intend to provide updates unless and until the Board approves a specific transaction or otherwise determines that disclosure is appropriate or necessary.

Item 4 of the Statement is hereby amended and supplemented by deleting the words “and (ii) vote “FOR” adoption of the CME Merger Agreement and each of the other proposals presented to GFI stockholders in the Proxy Statement/Prospectus” in the last sentence in the section entitled “Reasons for Recommendations of the Special Committee and the Board”.

Item 8.                                 Additional Information.

Item 8 of the Statement is hereby amended and supplemented by deleting the first paragraph and the “Golden Parachute Compensation” table and related footnotes in the section entitled “Information Regarding Golden Parachute Compensation” and replacing it with the following:

Information Regarding Golden Parachute Compensation

The following table sets forth amounts that those individuals who were listed in the “Summary Compensation Table” incorporated into GFI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, or GFI’s “named executive officers,” may become entitled to pursuant to the terms of their employment arrangements. These amounts have been calculated assuming the Offer was consummated on December 2, 2014 without the Minimum Tender Condition having been waived, and assuming each named executive officer experiences a qualifying termination of employment as of that date (which, in the case of Mr. Peers, would include a termination by reason of his death or permanent disability). Calculations of cash severance are based on the named executive officer’s base salary as of December 2, 2014. Further information about the compensation disclosed in the table below is set forth in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of GFI—Equity-Based Awards Held by Non-Employee Directors and Executive Officers of GFI” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of GFI—Potential Severance Benefits Under Executive Officer Employment Agreements” above. The amounts indicated below are estimates of amounts that would be payable to the named executive officers and the estimates are based on multiple assumptions that may or may not actually occur, including assumptions described in this Statement. Some of the assumptions are based on information not currently available and as a result the actual amounts, if any, received by a named executive officer may differ in material respects from the amounts set forth below.

Golden Parachute Compensation

Name	Cash(1)	Equity(2)	Pension/ NQDC	Perquisites/ Benefits(3)	Tax Reimbursement	Other	Total
Michael Gooch	—	$1,282,958	—	—	—	—	$1,282,958
Colin Heffron	$4,856,024	$5,222,234	—	$40,881	—	—	$10,119,139
James Peers	$1,077,056	$1,552,840	—	$10,220	—	—	$2,640,116
Ronald Levi	—	$2,312,254	—	—	—	—	$2,312,254
J. Christopher Giancarlo(4)	—	—	—	—	—	—	—

(1)                                 Represents the value of severance payments (payable, in the case of Mr. Heffron, in a lump sum if he terminates within one year following the consummation of the Offer where the Minimum Tender Condition has been met and, in the case of Mr. Peers, partially in a lump sum and partially in salary continuation for six months if he is terminated without cause or by reason of his death or permanent disability within one year following the consummation of the Offer where the Minimum Tender Condition has been met, or if he were to terminate his employment for good reason following the consummation of the Offer where the Minimum Tender Condition has been met within twelve months after the occurrence of the good reason event). The amounts shown for Messrs. Heffron and Peers include amounts that would be payable upon a termination of employment without regard to the consummation of the Offer, and Mr. Levi is entitled to lump sum cash severance that is not enhanced by reason of the Offer, in each case, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and

Agreements—Arrangements with Current Executive Officers and Directors of GFI—Potential Severance Benefits Under Executive Officer Employment Agreements” above. The severance payments are subject to compliance with certain non-competition and non-solicitation covenants and a release of claims.

(2)                                 Represents the value of RSUs whose vesting would be accelerated upon termination of employment. The value shown is based on a per Share value of $6.10. As discussed elsewhere in this Statement, this disclosure assumes that, in connection with the consummation of the Offer, vesting of unvested RSUs held by each named executive officer will be accelerated and that the named executive officers will receive the same $6.10 per Share consideration being offered to all other GFI stockholders in connection with the Offer.

(3)                                 Represents the value of continued medical insurance coverage costs payable upon a qualifying termination of employment determined based on the cost of such benefits during 2014. The continuation period is two years for Mr. Heffron and six months for Mr. Peers.

(4)                                 Mr. Giancarlo’s employment with GFI terminated in June 2014. He is not entitled to any compensation or benefits that are based on or otherwise relate to the Offer.

Item 8 of the Statement is hereby amended and supplemented by adding the following immediately after the last paragraph in the section entitled “Litigation”:

On November 26, 2014, a putative class action complaint captioned Gross v. GFI Group, Inc., et al. was filed in the United States District Court for the Southern District of New York. The complaint names GFI, Colin Heffron, Michael Gooch and Nick Brown as defendants and alleges violations of the federal securities laws. The complaint seeks, among other relief: (i) certification of the class, (ii) compensatory damages for defendants purported wrongdoing and (iii) reimbursement of costs and expenses.

On December 29, 2014, Plaintiffs in the Consolidated Delaware Action filed a Motion for a Preliminary Injunction, and a brief in support thereof, seeking to enjoin enforcement of Article V of the GFI Support Agreement and preliminarily enjoin the stockholder vote on the GFI/CME Merger until (i) certain additional disclosures are made and (ii) GFI stockholders are provided the opportunity to vote on the GFI/CME Merger, the JPI Merger and the IDB Transaction.

On January 8, 2015, the parties agreed to move the preliminary injunction hearing from January 16, 2015 to January 20, 2015. On January 13, 2015, the Defendants filed Briefs in Opposition to Plaintiffs’ Motion for a Preliminary Injunction. On January 15, 2015, the preliminary injunction hearing (scheduled for January 20) was taken off the court’s calendar. No new date has been set for that hearing.

In the New York Szarek action, the Court scheduled an initial pretrial conference for December 16, 2014, which the Court adjourned upon application of the parties until March 12, 2015.

Item 8 of the Statement is hereby amended and supplemented by adding the following immediately after the last paragraph under the section entitled “Extension of Offer Period”:

On February 4, 2015, Purchaser further extended the Offer until 5:00 p.m., New York City time, on February 19, 2015, unless further extended. According to the Schedule TO, as of 5:00 p.m. on February 3, 2015, approximately 37.9 million Shares were tendered pursuant to the Offer. The approximately 37.9 million tendered Shares, together with the 17.1 million Shares already owned by BGC, represent approximately 43.3% of outstanding Shares.

Item 9.                                 Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits to the exhibit table:

Exhibit
No.	Description

(a)(2)(D)	Press release issued by GFI Group Inc. on February 2, 2015 (filed as Exhibit 99.3 to GFI Group Inc.’s Current Report on Form 8-K, filed on February 5, 2015).

(a)(2)(E)	Letter to GFI employees sent on February 2, 2015.

(a)(5)(E)	Press release issued by Michael Gooch on January 27, 2015.

(a)(5)(F)	Press release issued by BGC Partners, Inc. on January 28, 2015 (filed as Exhibit (a)(5)(P) to the Schedule TO).

(a)(5)(G)	Press release issued by Michael Gooch on January 29, 2015.

(a)(5)(H)	Press release issued by BGC Partners, Inc. on January 29, 2015 (filed as Exhibit (a)(5)(Q) to the Schedule TO).

(a)(5)(I)	Press release issued by BGC Partners, Inc. on January 30, 2015 (filed as Exhibit (a)(5)(R) to the Schedule TO).

(a)(5)(J)	Press release issued by BGC Partners, Inc. on February 2, 2015 (filed as Exhibit (a)(5)(S) to the Schedule TO).

(a)(5)(K)	Press release issued by BGC Partners, Inc. on February 4, 2015 (filed as Exhibit (a)(5)(T) to the Schedule TO).

(e)(34)	Joint Press release issued by GFI Group Inc. and CME Group Inc. on January 30, 2015 (filed as Exhibit 99.1 to GFI Group Inc.’s Current Report on Form 8-K, filed on February 5, 2015).

(e)(35)	Press release issued by GFI Group Inc. on January 30, 2015 (filed as Exhibit 99.2 to GFI Group Inc.’s Current Report on Form 8-K, filed on February 5, 2015).

(e)(36)

Amendment No. 2, dated as of February 3, 2015, to that certain Employment Agreement by and between GFI Group Inc. and James A. Peers, dated as of November 18, 2002, as amended by Amendment No. 1, dated as of December 24, 2008 (filed as Exhibit 10.1 to GFI Group Inc.’s Current Report on Form 8-K, filed on February 5, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GFI GROUP INC.

By:	/s/ Christopher D’Antuono
Name: Christopher D’Antuono
Title: General Counsel

Dated: February 5, 2015